Exhibit 99.1

TRX Gold Corporation

Interim Condensed Consolidated

Financial Statements

(Unaudited)

For the three months ended

November 30, 2024 and 2023

TRX Gold Corporation

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Thousands of US Dollars)

	Note	November 30, 2024	August 31, 2024
Assets
Current assets
Cash		$6,787	$8,331
Amounts receivable	4	2,307	1,958
Prepayments and other assets	5	1,215	1,246
Inventories	6	6,534	6,249
Total current assets		16,843	17,784
Other long-term assets	4	3,373	3,259
Mineral property, plant and equipment	7	82,416	77,817
Total assets		$102,632	$98,860
Liabilities
Current liabilities
Amounts payable and accrued liabilities		$15,876	$15,545
Income tax payable	8	840	1,411
Current portion of deferred revenue	9	1,322	1,653
Current portion of lease liabilities	10	903	401
Derivative financial instrument liabilities	11	1,454	2,273
Total current liabilities		20,395	21,283
Lease liabilities	10	1,951	942
Deferred income tax liability	8	10,796	9,505
Provision for reclamation		1,127	1,091
Total liabilities		34,269	32,821
Equity
Share capital		166,313	165,945
Share-based payments reserve	13	8,970	9,151
Warrants reserve	14	1,700	1,700
Accumulated deficit		(120,912)	(121,893)
Equity attributable to shareholders		56,071	54,903
Non-controlling interest	15	12,292	11,136
Total equity		68,363	66,039
Total equity and liabilities		$102,632	$98,860

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

TRX Gold Corporation

Interim Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share amounts)

		Three months ended November 30,
	Note	2024	2023

Revenue	19	$12,528	$9,404

Cost of sales
Production costs		(5,846)	(4,508)
Royalty		(942)	(695)
Depreciation		(906)	(484)
Total cost of sales		(7,694)	(5,687)
Gross profit		4,834	3,717
General and administrative expenses	17	(1,425)	(2,211)
Change in fair value of derivative financial instruments	11	819	199
Foreign exchange losses		(77)	(80)
Interest and other expenses		(321)	(473)
Income before tax		3,830	1,152
Income tax expense	8	(1,693)	(1,191)
Net income (loss) and comprehensive income (loss)		$2,137	$(39)

Net income (loss) and comprehensive income (loss) attributable to:
Shareholders		$981	$(966)
Non-controlling interest		1,156	927
Net income (loss) and comprehensive income (loss)		$2,137	$(39)

Basic and diluted earnings (loss) per share	12	$0.00	$(0.00)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

TRX Gold Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	Non- controlling interests	Total equity

Balance at August 31, 2023	277,625,317	$164,816	$8,807	$1,700	$(121,423)	$53,900	$7,156	$61,056
Shares issued for share-based payments (Note 13)	1,465,417	642	(632)	-	-	10	-	10
Share-based compensation expense (Note 13)	-	-	865	-	-	865	-	865
Witholding tax impact on share-based payments	-	-	(357)	-	-	(357)	-	(357)
Net (loss) income for the period	-	-	-	-	(966)	(966)	927	(39)
Balance at November 30, 2023	279,090,734	$165,458	$8,683	$1,700	$(122,389)	$53,452	$8,083	$61,535
Shares issued for share-based payments	1,100,002	487	(489)	-	-	(2)	-	(2)
Share-baseds compensation expense	-	-	1,153	-	-	1,153	-	1,153
Witholding tax impact on share-based payments	-	-	(196)	-	-	(196)	-	(196)
Net income for the period	-	-	-	-	496	496	3,053	3,549
Balance at August 31, 2024	280,190,736	$165,945	$9,151	$1,700	$(121,893)	$54,903	$11,136	$66,039
Shares issued for share-based payments (Note 13)	519,215	368	(370)	-	-	(2)	-	(2)
Share-based compensation expense (Note 13)	-	-	189	-	-	189	-	189
Net income for the period	-	-	-	-	981	981	1,156	2,137
Balance at November 30, 2024	280,709,951	$166,313	$8,970	$1,700	$(120,912)	$56,071	$12,292	$68,363

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

TRX Gold Corporation

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of US Dollars)

		Three months ended November 30,
	Note	2024	2023

Operating
Net income (loss)		$2,137	$(39)
Adjustments for items not involving cash:
Non-cash items	21	1,547	2,955
Changes in non-cash working capital:
(Increase) decrease in amounts receivable		(209)	1,032
Increase in inventories		(446)	(343)
Decrease in prepaid and other assets		31	79
(Decrease) increase in amounts payable and accrued liabilities		(87)	1,863
Decrease in income tax payable		(592)	(408)
Cash provided by operating activities		$2,381	$5,139

Investing
Exploration and evaluation assets and expenditures		$(431)	$(91)
Purchase of mineral property, plant and equipment		(3,155)	(3,683)
Increase in other long-term assets		(114)	(286)
Cash used in investing activities		$(3,700)	$(4,060)

Financing
Withholding taxes on settlement of share-based payments		$(2)	$(357)
Lease payments	10	(223)	(24)
Cash used in financing activities		$(225)	$(381)

Net (decrease) increase in cash		$(1,544)	$698
Cash at beginning of the period		8,331	7,629
Cash at end of the period		$6,787	$8,327

Taxes paid in cash		$994	$700
Interest paid on leases		70	1

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”).

The Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada and the Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TRX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2024.

These interim condensed consolidated financial statements were approved by the Board of Directors of the Company on January 9, 2025.

b)	Basis of presentation and measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 18. All amounts in these interim condensed consolidated financial statements are presented in United States dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted. Reference herein of $ or USD is to United States dollars and C$ or CAD is to Canadian dollars.

6

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

3.	Material accounting policies, judgements and estimates

The accounting policies, judgements and estimates applied in these interim condensed consolidated financial statements are consistent with those set out in Notes 3 and 4 of the Company’s annual consolidated financial statements for the year ended August 31, 2024.

4.	Amounts receivable

	November 30, 2024	August 31, 2024
Sales tax receivable(1)	$5,599	$5,144
Other	81	73
Other receivable	5,680	5,217
Less: Long-term portion	(3,373)	(3,259)
Total amounts receivable	$2,307	$1,958

(1)	Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

The Company held no collateral for any receivables. During the three months ended November 30, 2024, the Company recovered $0.9 million (2023 - $nil) of VAT refunds from the TRA.

5.	Prepayments and other assets

	November 30, 2024	August 31, 2024
Prepaid expenses	$508	$539
Deferred financing costs(1)	707	707
Total prepayments and other assets	$1,215	$1,246

(1)	Consists of $0.5 million in commitment fees paid with respect to a share purchase agreement whereby the Company, at its sole discretion, has the right to sell up to $10 million of its common shares over a 36-month period and $0.2 million in deferred financing costs related to an At-the-Market Offering Agreement entered on May 12, 2023.

7

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

6.	Inventories

	November 30, 2024	August 31, 2024
Ore stockpile	$4,491	$4,533
Gold in circuit	836	837
Gold doré	37	55
Total precious metals inventories	5,364	5,425
Supplies	1,170	824
Total inventories	$6,534	$6,249

7.	Mineral property, plant and equipment

	Exploration and evaluation expenditures(1)	Mineral properties	Processing plant and related infrastructure	Machinery and equipment(2)	Right- of-use assets	Other(3)	Total
Cost
As at August 31, 2024	$2,281	$48,161	$29,948	$2,041	$1,721	$192	$84,344
Additions	431	1,217	1,235	127	2,352	-	5,362
As at November 30, 2024	2,712	49,378	31,183	2,168	4,073	192	89,706
Accumulated depreciation
As at August 31, 2024	$-	$2,876	$2,465	$1,067	$38	$81	$6,527
Depreciation	-	412	112	72	162	5	763
As at November 30, 2024	-	3,288	2,577	1,139	200	86	7,290
Net book value
As at August 31, 2024	$2,281	$45,285	$27,483	$974	$1,683	$111	$77,817
As at November 30, 2024	2,712	46,090	28,606	1,029	3,873	106	82,416

(1)	Represents exploration and evaluation expenditures related to the Anfield and Stamford Bridge deposits on the Buckreef property.
(2)	Includes automotive and computer equipment and software.
(3)	Includes leasehold improvements

8.	Income tax

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The maximum amount of tax losses that a business can utilize in Tanzania is 60% (2023 - 70%) of its taxable profit for the current year. The remaining 40% (2023 - 30%) of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef’s current income tax is calculated at an effective tax rate of 12% (2023 - 9%) until Buckreef’s tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carryforwards resulted in a deferred tax liability.

8

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

For the three months ended November 30, 2024, the Company recorded income tax expense of $1.7 million, comprised of current income tax expense of $0.4 million and deferred income tax expense of $1.3 million (2023 - $1.2 million income tax expense comprised of current income tax expense of $0.3 million and deferred income tax expense of $0.9 million).

9.	Deferred revenue

On August 11, 2022, the Company entered into a $5 million prepaid Gold Doré Purchase Agreement (“Agreement”) with OCIM Metals and Mining S.A. The Agreement requires funds to be made available to the Company in two tranches. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. During November 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On September 26, 2023, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 23.5 ounces of gold per month, commencing December 2023, for a total of 305.4 ounces of gold over 13 months. On November 29, 2023, the Company drew an additional $1.0 million from the second tranche of the Agreement in exchange for delivering 44.1 ounces of gold per month, commencing February 2024, for a total of 573.2 ounces of gold over 13 months. On May 6, 2024, the Company amended the terms of the Agreement to allow for additional prepayments and drew $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months. On October 30, 2024, the Company drew an additional $0.5 million in exchange for delivering 17 ounces of gold per month, commencing November 2024, for a total of 204 ounces of gold over 12 months.

Amount
As at August 31, 2024	$1,653
Drawdown	500
Accretion of deferred revenue (Note 21)	84
Revenue recognized	(915)
As at November 30, 2024	$1,322

10.	Lease liabilities

Lease liabilities are measured at the discounted value of future lease payments using the lease-specific incremental borrowing rate. Lease payments are apportioned between interest expense and the reduction of the liability. Interest expense is based on the lease-specific incremental borrowing rate at the commencement date of the lease. The incremental borrowing rate differs between each category of asset, location of asset and the duration of the lease. The Company’s lease liabilities primarily comprise of leases for 13 pieces of mobile equipment for use in Buckreef’s mining operations.

9

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The carrying amounts of lease liabilities and movements during the period were:

Amount
As at August 31, 2024	$1,343
Additions	1,665
Accretion of lease liabilities (Note 21)	70
Lease payments	(223)
Foreign exchange	(1)
As at November 30, 2024	$2,854

	November 30, 2024	August 31, 2024
Current portion of lease liabilities	$903	$401
Lease liabilities	1,951	942
Balance at end of period	$2,854	$1,343

The following amounts are recognized in the statement of income and comprehensive income:

	For the three months ended Nov 30,
	2024	2023
Depreciation expense for right-of-use assets	$162	$11
Accretion of lease liabilities	70	1
Total amount	$232	$12

As at November 30, 2024, the Company was committed to a lease for one additional piece of equipment which had not yet commenced with payments totaling $0.7 million.

As at November 30, 2024, the Company had the following lease commitments:

Amount
Not later than one month	$124
Later than one month and not later than three months	201
Later than three months and not later than one year	920
Later than one year and not later than five years	2,177
Total undiscounted lease commitments	$3,422

As at November 30, 2024, the carrying value of right-of-use assets amounted to $3.9 million (August 31, 2024 - $1.7 million). Mobile equipment under lease contracts are depreciated over their useful life as the purchase price at the end of the lease term is immaterial.

10

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

11.	Derivative financial instrument liabilities

	November 30, 2024	August 31, 2024
Derivative warrant liabilities	$1,454	$2,273
Total derivative financial instrument liabilities	$1,454	$2,273

a)	Derivative warrant liabilities

Amount
As at August 31, 2024	$2,273
Change in fair value	(819)
As at November 30, 2024	$1,454

Derivative warrant liabilities of $1.5 million will only be settled by issuing equity of the Company. For the three months ended November 30, 2024, fair value changes amounted to a gain of $0.8 million (2023 - gain of $0.2 million).

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	November 30, 2024	August 31, 2024
Share price	$0.36	$0.39
Risk-free interest rate	4.08% - 4.22%	3.82% - 4.13%
Dividend yield	0%	0%
Expected volatility	43% - 45%	47% - 49%
Remaining term (in years)	1.2 – 2.2	1.5 – 2.4

The fair value is classified as level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net income and net assets for the three months ended November 30, 2024 would increase or decrease by:

	November 30, 2024
10% change in expected volatilities	Increase	Decrease
(Loss) income	$(493)	$443

11

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

12.	Earnings (loss) per share

	Three months ended November 30,
	2024	2023
Net income (loss) attributable to shareholders	$981	$(966)
Weighted average number of common shares for basic EPS(1)	291,668,469	285,283,429
Effect of dilutive stock options, warrants, RSUs and share awards	1,826,542	-
Weighted average number of common shares for diluted EPS(1)	293,495,011	285,283,429

(1)	The weighted average number of common shares for basic and diluted EPS include 11.0 million gross number of vested, but unissued, common shares relating to common share awards.

For the three months ended November 30, 2024, the weighted average number of common shares for diluted EPS excluded 10.5 million stock options and 36.2 million warrants that were anti-dilutive for the period (2023 - 15.4 million stock options, 2.8 million RSUs, 4.6 million common share awards and 39.0 million warrants).

13.	Share-based payments reserve

Share-based compensation expense for the three months ended November 30, 2024 totaled $0.2 million (2023 - $0.9 million).

As at November 30, 2024, the Company had 6,942,109 (August 31, 2024 - 5,997,632) share awards available for issuance under the Omnibus Equity Incentive Plan.

a)	Stock options

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2024	4,986,000	CAD $0.41
Options exercised(1)	(562,000)	CAD $0.42
Balance – November 30, 2024	4,424,000	CAD $0.41

(1)	The weighted average share price at the time of the option exercise was C$0.53.

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
C$0.40	2,259,000	2,259,000	October 11, 2026	1.9
C$0.43	2,065,000	2,065,000	September 29, 2026	1.8
C$0.35	100,000	100,000	January 2, 2027	2.1
C$0.41(1)	4,424,000	4,424,000		1.9(1)

(1)	Total represents weighted average.

12

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – November 30, 2024 and August 31, 2024	10,450,000	$0.49

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
USD $0.50	7,375,000	4,425,000	August 17, 2027	2.7
USD $0.45	3,075,000	1,230,000	August 28, 2028	3.7
USD $0.49(1)	10,450,000	5,655,000		3.0(1)
(1)	Total represents weighted average.

For the three months ended November 30, 2024, share-based compensation expense related to stock options totaled $0.1 million (2023 - $0.2 million).

b)	Restricted Share Units:

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – November 30, 2024 and August 31, 2024	1,498,385

For the three months ended November 30, 2024, share-based payment expenses related to RSUs totaled $0.1 million (2023 - $0.5 million).

14.	Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2024	36,190,769	$0.62	1.9
Balance – November 30, 2024	36,190,769	$0.62	1.7

13

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

As at November 30, 2024, the following warrants were outstanding:

	Number of Warrants	Exercise price	Expiry date
Private placement financing warrants - February 11, 2021	16,461,539	$0.80	February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80	February 11, 2026
Private placement financing warrants - January 26, 2022	17,948,718	$0.44	January 26, 2027
Private placement financing placement agent warrants - January 26, 2022	628,205	$0.44	January 26, 2027
Balance – November 30, 2024	36,190,769	$0.62(1)

(1)	Total represents weighted average.

15.	Non-controlling interest

Summarized financial information for Buckreef is disclosed below:

	Three months ended November 30,
Income Statement	2024	2023
Revenue	$12,528	$9,404
Depreciation	906	484
Accretion expense	188	140
Income tax expense	1,693	1,191
Comprehensive income for the period	2,568	2,061

Statement of Financial Position	November 30, 2024	August 31, 2024
Current assets	$10,746	$11,297
Non-current assets	83,681	78,952
Current liabilities	(17,057)	(16,973)
Non-current liabilities	(13,863)	(11,528)
Advances from parent, net	(29,371)	(30,210)

	Three months ended November 30,
Statement of Cash Flows	2024	2023
Cash provided by operating activities	$3,572	$6,110
Cash used in investing activities	(3,675)	(4,057)
Cash used in financing activities	(1,090)	(1,089)

14

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

16.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

	Three months ended November 30,
Directors and key management personnel	2024	2023
Remuneration	$366	$436
Share-based compensation expense	93	693
Total directors and key management personnel	$459	$1,129

During the three months ended November 30, 2024, $0.1 million for stock options granted to key management personnel was expensed (2023 - $0.2 million) and $nil for RSUs granted to directors and key management personnel was expensed (2023 - $0.3 million).

During the three months ended November 30, 2024, $nil related to common share awards granted to key management personnel was expensed (2023 - $0.2 million). As of November 30, 2024, 11.0 million of vested common share awards have yet to be issued.

17.	General and administrative expenses

	Three months ended November 30,
	2024	2023
Directors’ fees (Note 16)	$64	$60
Insurance	61	85
Office and general	60	67
Shareholder information	151	158
Professional fees	169	189
Salaries and benefits (Note 16)	477	558
Consulting	215	177
Share-based compensation expense (Notes 13 and 16)	156	810
Travel and accommodation	52	78
Depreciation	15	13
Other	5	16
Total general and administrative expenses	$1,425	$2,211

15

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

18.	Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company’s financial instruments as at November 30, 2024 and August 31, 2024:

	November 30, 2024	August 31, 2024
Financial Assets
Measured at amortized cost
Amounts receivable	$2,307	$1,958
Measured at fair value through profit or loss
Cash	6,787	8,331

Financial Liabilities
Measured at amortized cost
Amounts payables and accrued liabilities	15,876	15,545
Measured at fair value through profit or loss
Derivative financial instrument liabilities	1,454	2,273

Cash, derivative warrant liabilities are classified as measured at fair value through profit and loss. Amounts receivable and amounts payable are classified as measured at amortized cost. The carrying value of the Company’s amounts receivable and amounts payable approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at November 30, 2024 and August 31, 2024, cash was classified as Level 1 and derivative financial instruments (Note 11) were classified as Level 3 under the fair value hierarchy.

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TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

19.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the interim condensed consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

	Three months ended November 30,
Revenue	2024	2023
Tanzania	$12,528	$9,404
Total revenue	$12,528	$9,404

During the three months ended November 30, 2024, the Company generated 93% (2023 – 90%) of its revenue from one (2023 – one) customer totalling $11.6 million (2023 – $8.5 million).

Non-current assets	November 30, 2024	August 31, 2024
Canada	$30	$36
Tanzania	85,759	81,040
Total non-current assets	$85,789	$81,076

20.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at November 30, 2024 and August 31, 2024, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at November 30, 2024 and August 31, 2024.

17

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three months ended November 30, 2024 and 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

21.	Non-cash items

	Three months ended November 30,
	2024	2023
Depreciation	$921	$497
Change in fair value of derivative financial instruments (Note 11)	(819)	(199)
Share-based compensation expense (Note 13)	189	875
Accretion of provision for reclamation	36	27
Deferred income tax expense (Note 8)	1,291	899
Accretion of lease liabilities (Note 10)	70	1
Deferred revenue (Note 9)	(415)	578
Accretion of deferred revenue (Note 9)	84	112
Foreign exchange losses	190	165
Total non-cash items	$1,547	$2,955

For the three months ended November 30, 2024, an increase in amounts payable and accrued liabilities related to purchase of mineral property, plant and equipment was $0.1 million (2023 – decrease of $0.6 million).

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